Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

June 2, 2022

Via EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Nicholas Lamparski

Jennifer López Molina

Keira Nakada

Rufus Decker

Re:	Ingram Micro Holding Corporation

Draft Registration Statement on Form S-1

Submitted April 13, 2022

CIK No. 0001897762

Ladies and Gentlemen:

On behalf of our client, Ingram Micro Holding Corporation, a Delaware corporation (the “Company”), set forth below are the Company’s responses to the comments of the staff of the SEC (the “Staff”) communicated in its letter to the Company, dated May 12, 2022. In connection with such responses, the Company will be confidentially submitting, electronically via EDGAR, Amendment No. 1 (the “Amendment”) to the Confidential Draft Registration Statement on Form S-1 initially submitted on April 13, 2022 (the “Registration Statement”). In addition to addressing the Staff’s comments, the Amendment also includes the Company’s interim financial information and certain other revisions.

The Company is seeking confidential treatment for the Registration Statement, the Amendment and this letter pursuant to Rule 83 of the Securities and Exchange Commission. The Company will publicly file the Registration Statement, as amended, and non-public draft submissions at least 15 days prior to any road show or, in the absence of a road show, at least 15 days prior to the requested effective date of the Registration Statement, as amended.

For ease of reference, each of the Staff’s comments is reproduced below in italics and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Amendment. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in the Amendment.

BRUSSELS    CHICAGO    FRANKFURT     HOUSTON    LONDON    LOS ANGELES    MILAN

NEW YORK    PALO ALTO    PARIS    ROME    SAN FRANCISCO    WASHINGTON

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Securities and Exchange Commission

June 2, 2022

Glossary

Certain Definitions, page vi

1.

We note that you will be controlled by “entities affiliated with Platinum Equity, LLC,” which you refer to collectively as “Platinum.” Please revise the definition of “Platinum” on page vi to identify the “entities affiliated with Platinum Equity, LLC” that you will be controlled by. To the extent that your references to “Platinum” are intended to refer to Imola JV Holdings L.P., as your disclosure in the organizational diagram on page 10 and footnote (1) to the beneficial ownership table on page 175 seems to suggest, please revise the definition and your disclosure elsewhere throughout the filing as appropriate.

Response

The Company respectfully acknowledges the Staff’s comment and has revised its references to Platinum and/or its affiliates throughout the Amendment, including in the Basis of Presentation and Glossary.

Prospectus Summary

Imola Mergers, page 10

2.

Please indicate the economic and voting interests to be held by the various stakeholders, including Imola JV Holdings L.P. and public shareholders, in the organizational diagram you provide showing the organizational structure after giving effect to the Imola Mergers and the completion of this offering. In addition, please include the names of your key subsidiaries and provide a brief description of their activities.

Response

The Company respectfully acknowledges the Staff’s comment. The structure chart as shown already takes into account the Imola Mergers, which closed on July 2, 2021. The Company will in a subsequent amendment to the Registration Statement disclose in the organizational diagram the percentage of economic and voting interests that will be held by the various stakeholders, including Imola JV Holdings L.P. and public shareholders after giving effect to the completion of the offering when such information is known. The Company has updated its disclosure with placeholders for such information and replied to the Staff’s comment to include key subsidiaries on page 10 of the Amendment.

Risk Factors

Risks Related to Our Business and Our Industry

In connection with the primary closing of the CLS Sale . . ., page 22

3.

We note your disclosure that certain components of the TSA may be extended under certain circumstances. Please disclose the potential extension period and the impact on your business and financial condition, if material. In this regard, we note that you will allocate significant resources and will require significant time and attention from your management and other associates to perform your obligations under the TSA.

Response

The Company respectfully acknowledges the Staff’s comment. The Company respectfully advises the Staff that while the Company’s performance of its obligations under the TSA will involve the allocation of certain resources as well as the time and attention of management and other associates, the Company does not deem the TSA’s impact on the Company’s business or financial condition to be material. The Company expects that the majority of the services it is obligated to provide under the TSA will be fully transitioned and completed by the end of December 2022. Accordingly, the Company does not believe that further disclosure is required or would be helpful to an investor or material to an investment decision. The disclosure on pages 11, 28 and 81 of the Amendment has been revised to reflect this.

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Securities and Exchange Commission

June 2, 2022

Risks Related to the Macroeconomic and Regulatory Environment

We operate a global business that exposes us to risks . . ., page 33

4.

Please disclose whether your operations in Russia are material to your business. In this regard, we note that your Cloud business has an office in Russia that employs engineering and coding resources that support the operation and maintenance of the Ingram Micro Cloud Marketplace.

Response

The Company respectfully advises the Staff that its engineering and coding resources in Russia are not material to its overall operations. As of April 4, 2022, the Company employed approximately 240 associates in Russia and in order to mitigate any risks related to the availability of these resources, the Company is supporting approximately 100 of those associates in relocating outside of Russia. Additionally, the Company is increasing the hiring of similar resources in India and Europe. The Company has updated its disclosure on page 36 of the Amendment. The Company continues to monitor the state of affairs in Russia, as well as related sanctions, and will continue to update its risk factor disclosures as appropriate.

5.

Please disclose whether you continue to pay employees in Russia, including a discussion of whether they continue to engage in work for you and whether you have a legal obligation to continue to pay employees regardless of work status.

Response

The Company respectfully advises the Staff that it continues to employ associates in Russia and pay those associates pursuant to their terms of employment. The Company remains legally obligated to pay associates for as long as they are employed. Should the Company be unable to continue its operations in Russia as a result of trade sanctions imposed on Russian interests or countermeasures adopted by the Government of Russia, the Company would be required to pay severance to the associates then employed. The decommissioning cost of the Company’s Russia operation, consisting primarily of severance and lease termination costs, is currently estimated to be approximately $12 million. The Company has updated its disclosure on page 36 of the Amendment.

6.

To the extent you have a material number of employees located in Russia, please disclose any material risks posed to your business directly or indirectly due to having employees in that region. For example, discuss risks relating to security, internet accessibility, or other infrastructure concerns. In addition, disclose steps you have taken or may take to address these risks, such as relocating personnel to other geographic regions.

Response

The Company respectfully advises the Staff that the Company does not have a material number of associates located in Russia. As of April 4, 2022, the Company employed approximately 28,615 regular full- time global associates, of which approximately 21,941 were located outside of the United States. Of those associates, only approximately 240 were located in Russia. Further, as noted above, the Company’s Russian operations are not material to its overall operations. As such, the Company does not believe that there are any material risks posed to the Company’s business due to having employees located in Russia. Notwithstanding this assessment, in light of the unrest in the region and to ensure that any risks that do exist remain minimal, the Company has accommodated many employee requests to relocate to other jurisdictions where it does business, and has assisted approximately 100 Russian associates in temporarily relocating to Turkey, Bulgaria and other parts of Europe.

U.S.-China tensions around technology and national security . . ., page 36

7.

We note your disclosure that you distribute products made by Chinese OEMs in the United States. To the extent you materially rely on these Chinese OEMs, please disclose the risks of this reliance and any disruptions you have experienced due to such reliance.

Response

The Company respectfully advises the Staff that it currently distributes products and services from many Chinese vendors in the United States. As indicated by the disclosures on pages 139 and F-15, no Chinese vendor represents more than 10% of the Company’s consolidated net sales and the Company does not deem its reliance on any such vendor to be material. The Company has not experienced any material disruption in the supply of products from Chinese vendors beyond the supply chain constraints it has encountered on an industry-wide basis.

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Securities and Exchange Commission

June 2, 2022

Risks Related to Our Relationship with Platinum and Being a “Controlled” Company

“Platinum controls us, and its interests may conflict with ours or yours in the future”, page 50

8.	Please revise, here or elsewhere in your filing, to disclose the number of board member nominees that may be designated by Platinum.

Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will revise the related disclosure in response to this comment in future amendments to the Registration Statement and include the investor rights agreement as an exhibit to the Registration Statement in a future amendment.

Capitalization, page 66

9.

Please include pro forma adjustments not related to the receipt and use of the offering proceeds in a pro forma column, so that the only adjustments made to arrive at the pro forma as adjusted amounts from the pro forma amounts relate to the receipt and use of the offering proceeds. Similarly revise your pro forma and pro forma as adjusted disclosures elsewhere in the filing to use consistent assumptions and terminology. Refer to Rules 11-01(a)(8), 11-02(b)(4) and 11-02(a)(12)(ii) of Regulation S-X.

Response

The Company respectfully acknowledges the Staff’s comment and has revised the definition of Offering Reorganization Transactions on page v to more clearly take into account (i) the effectiveness of its amended and restated charter accounting for the conversion of its Class A voting common stock and Class B non-voting common stock into a single class of Common Stock and (ii) the effectiveness of a stock-split based on a ratio which will be determined at a later time. The Company has revised the Capitalization table on pages 69-70 to present the information in two separate columns presenting the information (1) as adjusted for the effectiveness of its amended and restated certificate of incorporation and stock conversion and (2) separately, on an as further adjusted basis, taking into account the consummation of the Company’s offering of Common Stock and use of proceeds therefrom. The Company has also reflected this presentation in the table of Balance Sheet data on page 18. Once the stock-split ratio has been determined, all share and per share information for prior periods set forth in the Registration Statement, the consolidated financial statements included in the Registration Statement and the notes to such financial statements will be retroactively adjusted, where applicable, to reflect the stock split and the increase in authorized shares; therefore the Company will not reflect the stock-split in the “as adjusted” column in the Capitalization table. The Company has updated its disclosure to use consistent assumptions and terminology on such pages with placeholders and will update the disclosure in a future amendment to the Registration Statement taking into account the stock-split on a retroactive basis.

Unaudited Pro Forma Condensed Combined Statement of Income, page 70

10.

Please give pro forma effect to the filing and effectiveness of your amended and restated certificate of incorporation, your amended and restated bylaws and the Offering Reorganization Transactions, which will occur prior to the consummation of the offering. Also, present basic and diluted per share information. Refer to Rules 11-01(a)(8), 11-02(b)(4), 11-02(a)(9) and 11-02(a)(12)(ii) of Regulation S-X.

Response

The Company respectfully advise the Staff the unaudited pro forma financial information included pursuant to requirements in Rule 3-05 of Regulation S-X reflects the pro forma effects of Platinum’s acquisition of Ingram Micro and the related financing transactions. As the impact of these transactions are reflected in the Company’s Consolidated Balance Sheets as of January 1, 2022 and April 2, 2022, as well as the interim Consolidated Statements of Income for the quarter ended April 2, 2022, the Company’s Article 11 unaudited pro forma financial statements are limited to the Unaudited Condensed Consolidated Statement of Operations for fiscal year 2021. The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 69-70 and 18 of the Amendment to leave placeholders for the pro forma effects of the conversion of the Class A voting stock and the Class B non-voting common stock on the Company’s equity and share data, as noted in the Company’s response to the Staff’s comment 9, as well as the effects of the Company’s planned stock split, which will be reflected on a retrospective basis throughout the Registration Statement once determined. In addition, in response to the Staff’s comment, the Company has revised the disclosure on pages 17, 75 and 78 to present basic and dilutive per share information, which will be updated in a subsequent amendment to reflect the planned stock split on a retrospective basis.

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Securities and Exchange Commission

June 2, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 85

11.

Where you attribute material fluctuations in your results of operations to multiple factors, please quantify each factor cited so that investors may understand the magnitude and relative impact of each factor. Refer to Item 303(b) of Regulation S-K.

Response

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in its Results of Operations subsection beginning on page 91 of the Amendment to include quantification of individual product and service categories. The Company advises the Staff, and as further articulated in the response to Staff comment 21, that the Company’s individual products and services continually change to meet customer demands. As such, the product and service categories that are included in the Amendment more meaningfully present the key trends of the Company’s results on a more consistent basis. Further, the Company believes the products and services sold within its Technology Solutions line of business meet the requirements for aggregation under the requirements of ASC 280-10-50-40. The Company believes its disclosure of individual products and service category sales which resulted in material changes provide directional insight on its overall revenue performance and what category or subcategory of products may have shown stronger or weaker results than in the previous year. These references are not meant to imply that there are unique risk characteristics that would impact how the nature, amount, timing and uncertainty of revenue and cash flows may be affected by economic factors.

12.

You disclose amounts excluding the effects of various items, like the CLS inventory revaluation and the Imola Merger-related costs. These amounts appear to represent non-GAAP measures. Please include the disclosures required by Item 10(e) of Regulation S-K for each non-GAAP measure presented.

Response

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in its Results of Operations subsection of the Amendment to no longer present information excluding the effects of items like the CLS inventory revaluation and the Imola Merger-related costs.

Non-GAAP Financial Measures

Adjusted Return on Invested Capital, page 104

13.

Please retitle the adjusted income from operations, net of income taxes non-GAAP measure to better reflect what it actually represents. Reconcile the retitled non-GAAP measure to GAAP net income and present return on invested capital using GAAP net income, whenever adjusted return on invested capital is presented. Present the non-GAAP adjustment for the income tax impact directly attributable to your other non-GAAP adjustments as a separate adjustment from any other non-GAAP tax adjustments. Clearly disclose in greater detail how each income tax adjustment was computed. In addition, tell us why you believe it is appropriate to use a normalized 27% non-GAAP tax rate in all periods presented, rather than using your actual GAAP income tax expense with only an adjustment for the income tax impact directly attributable to your other non-GAAP adjustments. Refer to Item 10(e)(1)(i)(A) and (B) of Regulation S-K and Questions 100.04 and 102.11 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Response

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 20-21 and 113-114, including a revised definition of Adjusted Return on Invested Capital to retitle the referenced non-GAAP measure and include further information regarding how each income tax adjustment was computed. The Company advises the Staff that the revisions include a reconciliation of Adjusted Return on Invested Capital to net income as the most comparable GAAP measure. In addition, the Company revised its approach from a normalized rate of 27% to rates that reflect the current and deferred income taxes associated with the pre-tax adjustments in arriving at adjusted income from operations, net of income taxes.

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Securities and Exchange Commission

June 2, 2022

Liquidity and Capital Resources

Capital Resources, page 108

14.

It appears that a material portion of your cash and cash equivalents is located outside the United States and will be used to finance your foreign operations. To provide additional context regarding your ability to finance foreign operations, please identify the foreign location(s) of this portion of your cash and cash equivalents.

Response

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 117-118 of the Amendment accordingly.

Business, page 116

15.

To provide additional context for investors, please disclose how your primary service and product categories disclosed on page 128 relate to your three main lines of business. Please also discuss the nature of your revenue streams for each line of business. For example, to the extent you have customer contracts in any of your lines of business, disclose the material terms and how such contracts vary between lines of business. Please ensure that your disclosure includes the length of such contracts, renewal terms, pricing terms and termination provisions.

Response

The Company respectfully submits to the Staff a revised description of the primary service and product categories disclosed on pages 7-8, 84-85 and 138-139 of the Amendment, listing the corresponding line of business for each of the product categories. Additionally, the Company revised language within Note 2 – Significant Accounting Policies for Revenue Recognition on pages F-13 and F-57 to separately disclose that its contracts for the distribution of products and services are considered enforceable when a binding purchase order is received. Additional disclosure has also been included to state that the contracts for the distribution of products and services typically do not have minimum purchase commitments. The Company continues to monitor the significance of its Cloud and Commerce & Lifecycle Services lines of business and will include any related disclosure in the future, as necessary.

Overview, page 116

16.

We note your disclosure on page 123 that “as of January 1, 2022, we had 145 registered and pending patent applications worldwide.” Please quantify the number of registered patents you currently hold as compared to those that are currently pending. Please also identify any such patents that are material to your business, as well as the duration and effect of such patents on your business. See Item 101(c)(1)(iii)(B) of Regulation S-K.

Response

In response to the Staff’s comment, the Company has revised the disclosure on page 133. The Company respectfully advises the Staff that none of its patents are material to its business.

Customer Case Studies, page 123

17.

You present case studies of customers that have utilized your services. Please confirm that the customers have consented to these statements and to their case studies being used in your registration statement.

Response

The Company respectfully advises the Staff that each of the customers referenced in the case studies has consented to the statements and the case studies disclosed in the Registration Statement.

Government Regulation, page 130

18.

We note your disclosure describing the regulations to which you are subject generally. Please enhance your disclosure to discuss the specific regulations and regulatory bodies that materially affect your business and operations. Include a discussion of the material effects that compliance with government regulations may have upon your capital expenditures, earnings and competitive position. See item 101(c)(2)(i) of Regulation S-K.

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Securities and Exchange Commission

June 2, 2022

Response

The Company respectfully advises the Staff that, as noted on pages 140-141 of the Amendment, it is not aware of any specific laws or regulations that are likely to materially impact its net sales, cash flow or competitive position, or result in any material expenditures or expenditures that would materially affect earnings or its competitive position. As such, the Company does not believe that there are any specific regulations or regulatory bodies that warrant discussion in the “Government Regulation” section of the “Business” section beyond the discussion of such regulations or regulatory bodies elsewhere in the Registration Statement, including the “Risk Factors” section. In assessing whether expenditures resulting from compliance with such laws or regulations are material, the Company assesses the current and anticipated costs of compliance and compares those costs to its financial condition. The Company does not currently believe such costs, compared to its financial condition, are significant or reasonably likely to result in a material impact on its financial condition.

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page F-10

19.

Netting items in your statements of cash flows is generally not appropriate. Only cash flows stemming from investments, loans receivable and debt with original maturities of three months or less may be reported on a net basis. Please present your cash flows on a gross basis for these line items or explain how you meet the applicable guidance for net presentation:

•	(Purchase) sale of marketable securities, net; and

•	Net (repayments) proceeds from revolving and other credit facilities.

Also, revise the other assets and liabilities line item to present changes in other assets separately from other liabilities and further breakout any material components. Refer to ASC 230-10-45-7, 45-9 and 45-29.

Response

The Company respectfully acknowledges the Staff’s comment and has revised the Consolidated Statements of Cash flows on page F-10 and F-55 of the Amendment accordingly to present changes in other assets and liabilities on a gross basis for the periods presented. The gross changes are presented separately in “Other assets” and “Operating lease liabilities”.

With respect to the net presentation of the purchase and sale of marketable securities, the Company notes that these amounts are immaterial for the periods presented. Purchases of marketable securities on a gross basis totaled $6.7 million, $6.9 million, $8.5 million, and $1.7 million for Fiscal Year 2019 (Predecessor), Fiscal Year 2020 (Predecessor), the Predecessor 2021 Period and the Successor 2021 Period, respectively, and $7.5 million and $3.7 million for the thirteen weeks ended April 3, 2021 and April 2, 2022, respectively. Sales of marketable securities on a gross basis totaled $4.5 million, $7.8 million, $4.4 million, and $1.9 million for Fiscal Year 2019 (Predecessor), Fiscal Year 2020 (Predecessor), the Predecessor 2021 Period and the Successor 2021 Period, respectively, and $3.7 million and $2.7 million for the thirteen weeks ended April 3, 2021 and April 2, 2022, respectively.

With respect to the net presentation of repayments and proceeds from revolving and other credit facilities, the Company respectfully advises the Staff that the Company believes net presentation is appropriate as such presentation satisfies the criteria set forth in ASC 230-10-45-9. The financing activity for the Fiscal Year 2019 (Predecessor), Fiscal Year 2020 (Predecessor) and the Successor 2021 Period primarily consisted of borrowings and repayments under the Company’s revolving trade accounts receivable-backed financing programs in North America, Asia-Pacific and Europe, which have borrowing tenors of less than three months. The financing activity for the Successor 2021 Period consisted of repayments on borrowings under the Company’s predecessor facility in North America. The Company continues to believe that net presentation of borrowings and repayments are appropriate under its new ABL Revolving Credit Facility, as borrowings under this facility also has maturities of three months or less.

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Securities and Exchange Commission

June 2, 2022

Note 2—Significant Accounting Policies

Factoring Programs, page F-16

20.	Please include the disclosures required by ASC 860-20-50 regarding your factoring programs.

Response

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 120, F-16 and F-58-F-59 of the Amendment accordingly.

Note 11—Segment Information, page F-42

21.

Please disclose the revenues from external customers for each product and service or each group of similar products and services. In this regard, you list five product categories on page 81 and numerous products and services within each category. Refer to ASC 280-10-50-40.

Response

The Company respectfully advises the Staff that as a global solutions provider the individual products and services it offers to customers continually change to meet the product needs of its customers and the market. The Company has long-standing, entrenched relationships with the largest global technology vendors which allow it to provide customers with access to a deep portfolio of hundreds of thousands of technology and cloud products from vendors around the world. The Company manages more than 1.5 billion units of technology products every year. As a result of the Company’s significant volume and breadth of products, it has grouped these products into product categories for Commercial & Consumer, Advance Solutions, and Specialty Solutions in order to help the reader understand directionally which categories of products have shown stronger or weaker results when comparing results period over period. While the individual products and services may vary, these goods and services between product categories do not have significantly different risks or characteristics.

The Company believes that the disclosure of revenues by its four geographic regions of the North America, Europe and Middle East, Asia-Pacific and Latin America depicts how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. With operations in 61 countries and 145 logistics centers worldwide, the Company’s operations enable its more than 1,500 vendor partners to serve the technology needs of its global customer base. Its 170,000 customers include value-added resellers, system integrators, telecommunications companies and managed service providers. As a result of its extensive listing of products and services to its global customer base, the Company believes that the overall economic performance of each geographic region is the factor that most significantly impacts the nature, amount, timing and uncertainty of revenue and cash flows.

ASC 280-10-50-40 states A public entity shall report the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so. The amounts of revenues reported shall be based on the financial information used to produce the public entity’s general-purpose financial statements. If providing the information is impracticable, that fact shall be disclosed.

ASC 280 does not provide further guidance on evaluating whether a group of products or services is similar for disclosure purposes. The Company looked to the aggregation criteria in ASC 280-10-50-11 to determine whether groups of products or services are similar.

The Company advises the Staff that Commercial & Consumer, Advance Solutions, and Specialty Solutions product categories all fall within its Technology Solutions line of business, which as a whole represents greater than 90% of sales for the periods presented. The Company considered criteria below under ASC 280-10-50-11 as to whether the aforementioned three categories would be required to be separately disclosed.

ASC 280-10-50-11

Operating segments often exhibit similar long-term financial performance if they have similar economic characteristics. For example, similar long-term average gross margins for two operating segments would be expected if their economic characteristics were similar. Two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of this Subtopic, if the segments have similar economic characteristics, and if the segments are similar in all of the following areas (see paragraphs 280-10-55-7A through 55-7C and Example 2, Cases A and B [paragraphs 280-10-55-33 through 55-36]):

A. The nature of the products and services

Each of Commercial & Consumer, Advance Solutions and Specialty Solutions include a variety of IT related products and services. However, the Company advises the Staff that as demand for its Technology Solutions categories changes, individual goods and services may move between product categories. For instance, it is not uncommon for products and services to move between Advanced and Specialty Solutions between periods. While the Company may group products and services based on technology, intended use, pricing and other metrics, it would be impractical to track the assignment of individual product and service movement between categories and reporting periods to provide meaningful comparable data.

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Securities and Exchange Commission

June 2, 2022

B. The nature of the production processes

The Company does not manufacture products for sale. It is a distributor across the three categories mentioned and there is not a significant difference between how it contracts goods versus its services to be sold.

C. The type or class of customer for their products and services

The Company participates in the business-to-business market and its sales are generally to resellers, not consumers. While each of Commercial & Consumer, Advance Solutions and Specialty Solutions are targeted to corporate customers, Commercial & Consumer and Specialty Solutions target both commercial and individual end users. It is common that a reseller customer would purchase goods and services from at least two of the three primary categories.

D. The methods used to distribute their products or provide their services

As mentioned above, substantially all revenue is associated with the delivery of products which does not vary between the product categories.

E. If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

There is not a meaningful difference in the nature of the regulatory environment between the three categories described.

Next, the Company considered possible disclosure related to Cloud and Mobility Distribution, with the Cloud and CLS lines of business. Revenues associated with Cloud and Mobility Distribution lines of business are each under 10% of aggregate revenue and do not meet the quantitative thresholds for disaggregation shown below.

ASC 280-10-50-12 A public entity shall report separately information about an operating segment that meets any of the following quantitative thresholds (see Example 2, Cases C, D, and E [paragraphs 280-10-55-39 through 55-45]):

a.	Its reported revenue, including both sales to external customers and intersegment sales or transfers, is 10 percent or more of the combined revenue, internal and external, of all operating segments.

b.	The absolute amount of its reported profit or loss is 10 percent or more of the greater, in absolute amount, of either:

1.	The combined reported profit of all operating segments that did not report a loss

2.	The combined reported loss of all operating segments that did report a loss.

c.	Its assets are 10 percent or more of the combined assets of all operating segments.

As stated within Note 2 – Significant Accounting Policies, service revenues represented less than 10% of total net sales.

Overall, future economic prospects and outlook for the Company’s products and services within Technology Solutions are interrelated and over time are not substantially dissimilar from one another. The Company believes its current presentation to aggregate revenues of the five product categories listed in the Registration Statement complies with the disclosure objective described in ASC 280-10-50-40. The Company continually evaluates the most appropriate manner to disaggregate its revenues based on changes in its business and will revise its disclosures in the future as necessary.

General

22.

Please disclose the basis of all your assertions about your competitive position within your industry. If you do not have appropriate independent support for a statement, please revise the language to make clear that this is your belief based on your experience in the industry, if true. For example, we note your statement that your Ingram Micro Cloud Marketplace, CloudBlue platform and FSE are “best-in-class,” and that you serve as a solutions aggregator that you “believe enables [y]our more than 1,500 vendor partners to serve the technology needs of nearly 90% of the global population.”

Response

The Company respectfully acknowledges the Staff’s comment and has revised this disclosure in the Amendment accordingly.

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Securities and Exchange Commission

June 2, 2022

23.

We note disclosure that you relied on data from reports prepared by third parties. To the extent that you commissioned third party research, and attributed disclosure in the registration statement to that third party, please file a consent from the third party, as required by Rule 436 of the Securities Act.

Response

The Company advises the Staff that it did not commission any third-party research for use in connection with this offering or the preparation of the Registration Statement.

24.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Rule 163B of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

Response

The Company respectfully acknowledges the Staff’s comment and undertakes that it will supplementally provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on the Company’s behalf, presents to potential investors in reliance on Rule 163B of the Securities Act. Potential investors have not retained copies of such communications.

*        *         *        *

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Securities and Exchange Commission

June 2, 2022

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to the foregoing, please feel free to contact the undersigned at (212) 728-8214 or cgreer@willkie.com.

Sincerely,

/s/ Cristopher Greer
Cristopher Greer
Willkie Farr & Gallagher LLP

cc:	Paul Bay – Chief Executive Officer, Ingram Micro Holding Corporation

Augusto Aragone – Executive Vice President, Secretary & General Counsel

Ingram Micro Holding Corporation